

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 30, 2010

Chris Yun Sang So
Chief Executive Officer
Aurum Explorations, Inc.
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

> **RE:** **Aurum Explorations, Inc.**
> **Current Report on Form 8-K**
> **Filed November 3, 2010**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed October 6, 2010**
> **File No. 000-53481**

Dear Mr. So:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

Special Note Regarding Forward Looking Statements, page 2

1. We note your statement on page 3 that you "have not independently verified such information, and you should not unduly rely upon it." This disclaimer and limitation on reliance is inappropriate, as you are responsible for the contents of your filings, and your security holders are entitled to rely on your disclosures. Please revise your disclosure to eliminate this disclaimer and limitation on reliance.

Item 2.01 – Completion of Acquisition or Disposition of Assets, page 3

Description of Business, page 4

Our Corporate History and Background, page 5

2. We note your statement that "[f]rom July 2009 until the present, Aurum was
    inactive and could be deemed to be a so-called 'shell' company." This disclosure
    casts doubt as to your shell company status during the noted period. Please revise
    your disclosure to clarify, if true, that during the applicable period you were a
    shell company, as defined in Rule 12b-2 under the Securities Exchange Act of
    1934, as amended. In this regard, we note your disclosure under Item 5.06 for
    Form 8-K.

Customers, page 13

3. Please clarify what you mean by "[m]ost of [y]our customers are 'blue chip'
    property developers…."

Patents, page 15

4. Please disclose the duration of your material intellectual property rights,
    including, for example, your patents and registered trademarks. Please refer to
    Item 101(h)(4)(vii) of Regulation S-K.

Competition, page 15

5. Please describe the methods of competition in your industry. Please refer to Item
    101(h)(4)(iv) of Regulation S-K.

Cyclicality, page 16

6. We note your disclosure that you "intend to expand to other Asian and North
    American markets in order to reduce [y]our dependency on the China and Hong
    Kong markets." However, it appears that you have not discussed these plans
    anywhere else in your filing. Please describe your plans to expand geographically
    and indicate what progress, if any, you have made toward this effort.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

Comparison of Three Months Ended March 31, 2010 and 2009 (Unaudited), page 30

7. The information you have provided under this heading appears to relate to the three months ended June 30, 2010 based on the information provided in your interim statement of income found on page four. Please revise your headings to appropriately reflect what interim period this information relates to.

Liquidity and Capital Resources, page 33

8. Please describe the material terms of your bank loans referenced in the notes to your financial statements, including as of the most recent fiscal period the amounts outstanding, the interest rates applicable to each loan, and the material financial and non-financial covenants along with your compliance therewith. In addition, please tell us what consideration you have given to filing the underlying loan agreements as material contracts exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

Directors and Executive Officers, Promoters and Control Persons, page 41

Directors and Executive Officers, page 41

9. Please discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each board member should serve as a director at this time, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Market Price and Dividends on Our Common Equity and Related Stockholder Matters, page 45

10. Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Greatmat Holdings Limited

Pro Forma Consolidated Balance Sheets

As At December 31, 2009 and 2008, page 3

11. It appears that the financial statements are those of Greatmat Holdings Limited
and are not pro forma financial statements as prescribed by Article 11 of
Regulation S-X. Please revise the headings on these financial statements and
ensure that your independent auditor provides an audit report referencing the
appropriate financial statements or explain to us how these financial statements
are prepared in accordance with Article 11 of Regulation S-X. Please note that
this comment also applies to the interim financial statements for the periods ended
June 30, 2010 and 2009.

2. Summary of Significant Accounting Policies, page 8

(m) Income Taxes, page 12

12. Please tell us whether your contracts are subject to Value Added Taxes (VAT). If
they are, please revise your filing to include your accounting policies for VAT.

Aurum Explorations, Inc. Unaudited Pro forma Condensed Consolidated Statement of
Income For the Six Months Ended June 30, 2010, page 2

13. Please revise your filing to include a pro formal Statement of Operations for the
most recent fiscal year ended December 31, 2009 or tell us why you have
excluded this information. Refer to Rule 11-02(c)(2)(1) of Regulation S-X.

Form 10-K for the Fiscal Year Ended July 31, 2010

Signatures, page 39

14. In future filings, please indicate who has signed your annual report on Form 10-K
in the capacity of controller or principal accounting officer. Please refer to
General Instruction D(2)(a) of Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James Shafer, Esq.
        The Crone Law Group (via facsimile to (415) 955-8910)